UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

2014 SECOND - QUARTER AND FIRST SIX MONTHS RESULTS
	Second quarter				YTD
	2014	2013	Reported Δ%	Excluding M&A Effects Δ%(5)	2014	2013	Reported Δ%	Excluding M&A Effects Δ%(5)
Total revenues	41,434	36,260	14.3%	3.2%	81,412	70,852	14.9%	2.6%
Gross profit	19,548	17,185	13.8%	5.0%	38,092	33,250	14.6%	4.9%
Operating income	5,742	5,142	11.7%	6.6%	10,701	9,301	15.1%	7.7%
Net income attributable to equity holders of the company	2,679	2,807	-4.6%		5,076	5,280	-3.9%
Earnings per share(1)	1.29	1.37
Operative cash flow(2)	8,242	6,675	23.5%	17.4%	15,210	12,570	21.0%	13.2%

	LTM 2Q 2014	FY 2013	Δ%

Net debt (3)	41,031	45,155	-9.1%
Net debt / Operative cash flow	1.34	1.58
Operative cash flow/ Interest expense, net	6.98	10.64
Capitalization (4)	35.0%	34.7%

Expressed in millions of Mexican pesos.

(1) Quarterly earnings / Outstanding shares as of the end of period. Outstanding shares as of 2Q'13 were 2,047.8 million. Outstanding shares as of 2Q'14 were 2,072.9 million.

(2) Operative cash flow = Operating income + Depreciation + Amortization & Other operative non-cash charges.

(3) Net debt = Total debt - Cash

(4) Total debt / (long-term debt + shareholders' equity)

(5) Excluding M&A effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures.

We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

      Reported total revenues reached Ps. 41,434 million in the second quarter of 2014, an increase of 14.3% as compared to the second quarter of 2013. On a currency neutral basis and excluding the non-comparable effect of the integration of Grupo Yoli (“Yoli”) in our Mexican territories, Companhia Fluminense de Refrigerantes (“Fluminense”) and Spaipa S.A. Industria Brasileira de Bebidas (“Spaipa”) in our Brazilian operation, total revenues grew 20.5%.

       Reported operating income reached Ps. 5,742 million in the second quarter of 2014, an increase of 11.7% as compared to the same period of the previous year, resulting in an operating margin of 13.9%.

      Reported operative cash flow grew 23.5% to Ps. 8,242 million in the second quarter of 2014, as compared to the same period in 2013. Our reported operative cash flow margin expanded 150 basis points to 19.9%. Excluding the recently integrated territories, operating cash flow margin expanded 250 basis points to 20.9%.

      Reported consolidated net controlling interest income reached Ps. 2,679 million in the second quarter of 2014.

Mexico City July 23, 2014, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world, announces results for the second quarter of 2014.

“In the second quarter, our operators delivered organic double-digit operating cash flow growth and margin expansion in both of our divisions. Despite weak volume performance in Mexico, resulting from the new tax environment as well as bad weather conditions, our operation stayed the course to improve its profitability thanks to our revenue management initiatives, our lower raw material costs, our ability to restructure our operations, and our relentless focus on generating operating efficiencies. In South America, we are successfully integrating Spaipa and Fluminense in our Brazilian operation and delivering on our targets for top- and bottom-line organic growth in every country. As we face the second half of the year, our operators are prepared to continue meet each market's challenges, working every day to enhance our marketplace execution, grow our top-line, and protect the profitability and cash flow generation of our business, while continuing to deliver increased value to our shareholders,,” said John Santa Maria Otazua, Chief Executive Officer of the Company.

July 23, 2014	Page 1

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

Starting on February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

As of the first quarter of 2014, Coca-Cola FEMSA has adopted the state-run Supplementary Currency Administration System (SICAD) alternate exchange rate to translate its Venezuelan operation’s results into its reporting currency, the Mexican peso. The SICAD exchange rate used to translate the second quarter and first six months results was 10.60 bolivars per U.S. dollar as per the auction held on June 25, 2014.

Our reported total revenues increased 14.3% to Ps. 41,434 million in the second quarter of 2014, compared to the second quarter of 2013, driven by (i) the integration of Fluminense and Spaipa in our Brazilian territories and Yoli in our Mexican operation,(1)(2) (ii) revenue growth in Venezuela, despite using the SICAD exchange rate for translation purposes, and (iii) revenue growth in our Central American, Colombian, and Brazilian operations. Excluding the recently integrated territories in Brazil and Mexico,(1)(2) total revenues increased 3.2%. On a currency neutral basis and excluding the new franchises in Brazil and Mexico,(1)(2) total revenues grew 20.5%, mainly driven by average price per unit case growth in most of our territories, and volume growth in Colombia, Venezuela, Central America and Brazil.

Reported total sales volume increased 6.1% to reach 845.6 million unit cases in the second quarter of 2014 as compared to the same period in 2013. Excluding the integration of Fluminense and Spaipa in Brazil and Yoli in Mexico,(1)(2) volumes decreased 2.8% to 774.3 million unit cases, mainly driven by the volume contraction originated by the price increases that were implemented due to the excise tax in Mexico. On the same basis, the still beverage category remained flat. Our sparkling beverage, bulk water and bottled water categories decreased 2.2%, 8.3% and 2.2%, respectively.

Our reported gross profit increased 13.8% to Ps. 19,548 million in the second quarter of 2014, as compared to the same period of 2013. Lower sweetener and PET prices in most of our territories were offset by the depreciation of the average exchange rate of the currencies in our South America division(3) and the Mexican peso(3) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 47.2% in the second quarter of 2014.

Our reported operating income increased 11.7% to Ps. 5,742 million in the second quarter of 2014 and our reported operating margin was 13.9%. Excluding the integration of the new territories in Brazil and Mexico,(1)(2) operating income increased 6.6%, reaching Ps. 5,479 million and representing an operating margin of 14.6%. Excluding the non-comparable effect of Fluminense, Spaipa and Yoli,(1)(2) operating expenses decreased as a percentage of revenues in most of our territories.

During the second quarter of 2014, the other operative expenses, net line recorded an expense of Ps. 302 million, mainly due to (i) an operative currency fluctuation effect in one of our subsidiaries in the South America division, (ii) the loss on sale of certain fixed assets and (iii) restructuring charges in our Mexican operation.

The share of the profits of associates and joint ventures line recorded a loss of Ps. 100 million in the second quarter of 2014, mainly due to an equity method loss from our participation in Coca-Cola Bottlers Philippines, Inc., and Estrella Azul in Panama, which were partially compensated by an equity method gain from our non-carbonated beverage joint ventures.

Reported operative cash flow grew 23.5% to Ps. 8,242 million in the second quarter of 2014 as compared to the same period in 2013. Our reported operative cash flow margin expanded 150 basis points to reach 19.9% in the second quarter of 2014.

Our comprehensive financing result in the second quarter of 2014 recorded an expense of Ps. 1,609 million as compared to an expense of Ps. 1,087 million in the same period of 2013. This increase was mainly driven by (i) higher interest expenses due to a larger debt position resulting from the financing of the most recent acquisitions in Brazil, (ii) higher interest rates related to the Brazilian real denominated debt balance, and (iii) a larger monetary position and a higher inflation rate in Venezuela.

During the second quarter of 2014, income tax, as a percentage of income before taxes, was 34.9% as compared to 28.4% in the same period of 2013. The lower effective tax rate registered during 2013 resulted mainly from a tax shield related to interests on capital, included in a dividend declared by our Brazilian subsidiary. The higher effective tax rate registered during 2014 was affected by changes to the income tax law in Mexico and a larger profit contribution from operations with higher tax rates.

Our reported consolidated net controlling interest income reached Ps. 2,679 million in the second quarter of 2014. Earnings per share (EPS) in the second quarter of 2014 were Ps. 1.29 (Ps. 12.92 per ADS) computed on the basis of 2,072.9 million shares (each ADS represents 10 local shares).

(1)   The Company’s South America division’s operating results include the non-comparable effect of Fluminense’s and Spaipa’s results for the months of April, 2014 through June, 2014.

(2)   The Company’s Mexico & Central America division’s operating results include the non-comparable effect of Grupo Yoli’s results for the months of April, 2014 and May, 2014.

(3)   See page 13 for average and end of period exchange rates for the second quarter and the first six months of 2014.

July 23, 2014	Page 2

As of June 30, 2014, we had a cash balance of Ps. 19,235 million, including US$ 485 million denominated in U.S. dollars, an increase of Ps. 3,929 million compared to December 31, 2013. This difference was mainly driven by cash generated by our operations.

During January, 2014, we issued (i) US$150 million aggregate principal amount of additional 3.875% senior notes and (ii) US$200 million aggregate principal amount of additional 5.250% senior notes. The proceeds of these Senior Notes were mainly used for debt refinancing purposes.

As of June 30, 2014, total short-term debt was Ps. 1,928 million and long-term debt was Ps. 58,338 million. Total debt decreased by Ps. 195 million, compared to year end 2013. Net debt decreased Ps. 4,124 million compared to year end 2013.

The weighted average cost of debt for the quarter was 7.71%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2014.

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	29.4%	24.9%
U.S. dollars	24.7%	0.0%
Colombian pesos	1.8%	100.0%
Brazilian reals	42.8%	97.4%
Argentine pesos	1.4%	43.1%

(1)       After giving effect to interest rate swaps

(2)       Calculated by weighting each year’s outstanding debt balance mix

Debt Maturity Profile

Maturity Date	2014	2015	2016	2017	2018	2019+
% of Total Debt	1.8%	1.7%	7.6%	0.4%	28.8%	59.7%

July 23, 2014	Page 3

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola Bottlers Philippines, Inc., are included in the results of the Mexico and Central America divisio n as of February 2013.

Revenues

Reported total revenues from our Mexico and Central America division increased 1.8% to Ps. 19,047 million in the second quarter of 2014, as compared to the same period in 2013, supported by the non-comparable effect of the integration of Yoli in our Mexican operations.(1) Excluding the integration of Yoli in Mexico,(1) total revenues decreased 2.1%, mainly as a consequence of a volume contraction originated by the price increases that were implemented due to the excise tax in Mexico. Our average price per unit case, which is presented net of taxes, grew 5.1% on an organic basis, reaching Ps. 37.40, mainly supported by a price increase implemented in Mexico at the end of the first quarter of 2014. On a currency neutral basis and excluding Yoli in Mexico,(1) total revenues in the division decreased 2.1%.

Reported total sales volume decreased 3.2% to 506.8 million unit cases in the second quarter of 2014, as compared to the second quarter of 2013. Excluding the integration of Yoli,(1) volumes decreased 6.6% reaching 489.1 million unit cases. On the same basis, our sparkling beverage, bulk water, still beverage and bottled water categories decreased 5.7%, 8.2%, 11.2% and 8.0%, respectively.

Operating Income

Our reported gross profit increased 5.8% to Ps. 9,849 million in the second quarter of 2014 as compared to the same period in 2013. Lower sweetener and PET prices in the division were partially offset by the depreciation of the average exchange rate of the Mexican peso(2) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 51.7% in the second quarter of 2014, an expansion of 200 basis points as compared to the same period of the previous year.

Reported operating income(3) remained flat at Ps. 3,370 million in the second quarter of 2014. Our reported operating margin reached 17.7% in the second quarter of 2014. Excluding the non-comparable effect of Yoli in Mexico,(1) operating income was Ps. 3,313 million, representing an operating margin of 18.1%. On the same basis, operating expenses in the division decreased 1.6% as compared with the second quarter of 2013.

Reported operative cash flow grew 12.2% to Ps. 4,680 million in the second quarter of 2014 as compared to the same period in 2013. Our reported operative cash flow margin was 24.6%, an expansion of 230 basis points.

(1)   The Company’s Mexico & Central America division’s operating results include the non-comparable effect of Grupo Yoli’s results for the months of April, 2014 and May, 2014.

(2)   See page 13 for average and end of period exchange rates for the second quarter and the first six months of 2014.

(3)   For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola Bottlers Philippines, Inc., are included in the results of the Mexico and Central America division.

July 23, 2014	Page 4

As of the first quarter of 2014, Coca-Cola FEMSA has adopted the state-run Supplementary Currency Administration System (SICAD) alternate exchange rate to translate its Venezuelan operation’s results into its reporting currency, the Mexican peso. The SICAD exchange rate used to translate the second quarter and first six months results was 10.60 bolivars per U.S. dollar as per the auction held on June 25, 2014.

Volume and average price per unit case exclude beer results.

Revenues

Reported total revenues were Ps. 22,386 million in the second quarter of 2014, an increase of 27.6% as compared to the same period of 2013, as a result of (i) the integration of Fluminense and Spaipa in Brazil,(1) (ii) revenue growth in our Venezuelan operation, despite using the SICAD exchange rate for translation purposes in this country, (iii) revenue growth in our Colombian and Brazilian operations, and (iv) despite the negative translation effect of the devaluation of the Argentine peso,(2) the Brazilian real(2) and the Colombian peso.(2) Excluding beer, which accounted for Ps. 1,553 million during the quarter, revenues increased 24.5% to Ps. 20,833 million. On a currency neutral basis and excluding Fluminense and Spaipa,(1) total revenues increased 44.7% due to average price per unit case increases in Venezuela, Argentina and Brazil, and volume growth in Colombia, Venezuela and Brazil.

Reported total sales volume in our South America division increased 24.0% to 338.9 million unit cases in the second quarter of 2014 as compared to the same period of 2013, as a result of the integration of Fluminense and Spaipa in Brazil(1) and volume growth in Colombia, Venezuela and Brazil. Excluding the non-comparable effect of the acquisitions in Brazil,(1) volume increased 4.4% to 285.3 million unit cases. On the same basis, the sparkling beverage category grew 3.5%, mainly driven by the performance of Coca-Cola  in Colombia, Venezuela and Brazil. The still beverage category grew 20.4% driven by the Jugos del Valle line of business in the division, including growth of del Valle Fresh in Colombia and Venezuela. Our bottled water portfolio grew 8.6% driven by Crystal  in Brazil. These increases compensated for a volume decline in our bulk water category in Colombia and Venezuela.

Operating Income

Reported gross profit reached Ps. 9,698 million, an increase of 23.1% in the second quarter of 2014, as compared to the same period of 2013. In local currency, lower sweetener and PET prices in most of our territories were compensated by the depreciation of the average exchange rate of the Argentine peso,(2) the Brazilian real(2) and the Colombian peso(2) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 43.3% in the second quarter of 2014.

Our reported operating income increased 32.6% to Ps. 2,373 million in the second quarter of 2014, compared to the same period of 2013, mainly as a result of the integration of Fluminense and Spaipa in Brazil,(1) and operating income growth in all of the territories of our South America division, both of which were partially offset by the negative translation effect of using the SICAD exchange rate to translate the results of our Venezuelan operation and the depreciation of the currencies of the rest of this division. Excluding the recently integrated territories in Brazil, operating expenses increased only 1.7%, despite higher labor and freight costs in Venezuela, Brazil and Argentina and continued marketing investments to support our marketplace execution and bolster our returnable packaging base in Brazil. Our reported operating margin expanded 40 basis points to 10.6% in the second quarter of 2014.

Reported operative cash flow grew 42.2% to Ps. 3,562 million in the second quarter of 2014 as compared to the same period in 2013. Our reported operative cash flow margin expanded 160 basis points to 15.9%.

(1)   The Company’s South America division’s operating results include the non-comparable effect of Fluminense’s and Spaipa’s results for the months of April, 2014 through June, 2014.

(2)   See page 13 for average and end of period exchange rates for the second quarter and the first six months of 2014.

July 23, 2014	Page 5

The Company’s Mexico & Central America divisions’ operating results include the non-comparable effect of Grupo Yoli’s results for the months of January, 2014 through May, 2014.

The Company’s South America divisions’ operating results include the non-comparable effect of Fluminense’s and Spaipa’s results for the months of January, 2014 through June, 2014.

As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

As of the first quarter of 2014, Coca-Cola FEMSA has adopted the state-run Supplementary Currency Administration System (SICAD) alternate exchange rate to translate its Venezuelan operation’s results into its reporting currency, the Mexican peso. The SICAD exchange rate used to translate the second quarter and first six months results was 10.60 bolivars per U.S. dollar as per the auction held on June 25, 2014.

Our reported consolidated total revenues increased 14.9% to Ps. 81,412 million in the first six months of 2014, as compared to the same period of 2013, driven by (i) the integration of Fluminense and Spaipa in our Brazilian territories and Yoli in our Mexican operation,(1)(2) (ii) revenue growth in our Venezuelan operation, despite using the SICAD exchange rate for translation purposes, (iii) revenue growth in Central America, Brazil and Colombia, and (iv) despite the negative translation effect originated by the devaluation of the currencies in most of our territories.(3) Excluding the recently integrated territories in Brazil and Mexico,(1)(2) total revenues grew 2.6%. On a currency neutral basis and excluding the non-comparable effect of Fluminense and Spaipa in Brazil, and Yoli in Mexico,(1)(2) total revenues grew 22.5%, in the first six months of 2014.

Reported total sales volume increased 9.0% to 1,665.0 million unit cases in the first six months of 2014, as compared to the same period in 2013. Excluding the integration of Fluminense and Spaipa in Brazil, and Yoli in Mexico,(1)(2) volumes decreased 1.5% to 1,504.7 million unit cases, mainly due to the volume contraction originated by the price increases that were implemented due to the excise tax in Mexico. On the same basis, the bottled water portfolio grew 4.1%, driven by Crystal  in Brazil. The still beverage category grew 4.0%, mainly driven by the performance of the Jugos del Valle line of business and Powerade  across most of our territories. These increases partially compensated for a volume decline in our sparkling beverage category and our bulk water business.

Our reported gross profit increased 14.6% to Ps. 38,092 million in the first six months of 2014, as compared to the same period of 2013. Lower sugar and PET prices in most of our operations were offset by the depreciation of the average exchange rate of the Argentine peso,(3) the Brazilian real,(3) the Colombian peso(3) and the Mexican peso(3) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 46.8%.

Our reported operating income increased 15.1% to Ps. 10,701 million in the first six months of 2014 and our reported operating margin was 13.1%. Excluding the integration of the new territories in Brazil and Mexico,(1)(2) operating income increased 7.7%, reaching Ps. 10,016 million, representing an operating margin of 13.8%. Excluding the non-comparable effect of Fluminense, Spaipa and Yoli,(1)(2) operating expenses decreased as a percentage of revenues in most of our territories.

During the first six months of 2014, the other operative expenses, net line recorded an expense of Ps. 360 million, mainly related to (i) an operative currency fluctuation effect in one of our subsidiaries in the South America division, (ii) the loss on sale of certain fixed assets and (iii) restructuring charges in our Mexican operations.

The share of the profits of associates and joint ventures line recorded a loss of Ps. 166 million in the first six months of 2014, mainly due to an equity method loss from our participation in Coca-Cola Bottlers Philippines, Inc., and Estrella Azul in Panama, which were partially compensated by an equity method gain from our non-carbonated beverage joint ventures.

Reported operative cash flow grew 21.0% to Ps. 15,210 million in the first six months of 2014 as compared to the same period in 2013. Our reported operative cash flow margin expanded 100 basis points to 18.7%.

Our consolidated net controlling interest income reached Ps. 5,076 million in the first six months of 2014. Earnings per share (EPS) in the first six months of 2014 were Ps. 2.45 (Ps. 24.49 per ADS) computed on the basis of 2,072.9 million shares outstanding (each ADS represents 10 local shares).

(1)     The Company’s South America division’s operating results include the non-comparable effect of Fluminense’s and Spaipa’s results for the months of January, 2014 through June, 2014.

(2)     The Company’s Mexico & Central America division’s operating results include the non-comparable effect of Grupo Yoli’s results for the months of January, 2014 through May, 2014.

(3)     See page 13 for average and end of period exchange rates for the second quarter and the first six months of 2014.

July 23, 2014	Page 6

Philippines Operation

Volume during the second quarter was down low single digits as compared to the same period of the previous year. Supported by the launch of an additional presentation one-way PET of 250ml, brand Coca-Cola  grew more than 8% in the quarter. We continue with the expansion of our Route-to-Market model, reaching now more than 240,000 clients with more than 1,700 pre-sellers. Volume in the Greater Manila Area, where the rollout of this model has been completed, grew close to 4% in the quarter. During the quarter, we installed two new production lines to reinforce our single-serve one way PET capacity, supporting our portfolio strategy.

RECENT DEVELOPMENTS

      As of May, 2014 Coca-Cola FEMSA paid the first installment of the 2013 dividend in the amount of Ps. 3,005.7 million, representing an amount of Ps. 1.45 per share.

      As of the first quarter of 2014, Coca-Cola FEMSA has adopted the state-run Supplementary Currency Administration System (SICAD) currency rate to translate its Venezuelan operation’s results into its reporting currency, the Mexican peso. The exchange rate used to translate the second quarter and first six months results was 10.60 bolivars per U.S. dollar as per the auction held on June 25, 2014.  As per the most recent Government auction held on July 16, 2014 the SICAD exchange rate was 11.00 bolivars per U.S. dollar.  As of July 22, 2014, the SICAD II exchange rate was 49.99 bolivars per U.S. dollar.

CONFERENCE CALL INFORMATION

Our second quarter 2014 conference call will be held on July 23, 2014, at 12:00 P.M. Eastern Time (11:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-461-2024 or International: 719-457-2664. Participant code: 7962315. If you wish to participate in the conference call using a specific toll free number for your country, please visit the Company's website for additional information. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories.  The Company has 64 bottling facilities and serves more than 346 million consumers through close to 2,900,000 retailers with more than 120,000 employees worldwide.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(6 pages of tables to follow)

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF).

July 23, 2014	Page 7

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	2Q 14	% Rev	2Q 13	% Rev	Reported Δ%	Excluding M&A Effects Δ% (9)	YTD 14	% Rev	YTD 13	% Rev	Reported Δ%	Excluding M&A Effects Δ%(9)
Volume (million unit cases) (2)	845.6		796.7		6.1%	-2.8%	1,665.0		1,527.3		9.0%	-1.5%
Average price per unit case (2)	47.07		44.27		6.3%	4.5%	46.85		45.04		4.0%	2.2%
Net revenues	41,356		36,088		14.6%		81,273		70,461		15.3%
Other operating revenues	78		172		-54.7%		139		391		-64.5%
Total revenues (3)	41,434	100%	36,260	100%	14.3%	3.2%	81,412	100%	70,852	100%	14.9%	2.6%
Cost of goods sold	21,886	52.8%	19,075	52.6%	14.7%		43,320	53.2%	37,602	53.1%	15.2%
Gross profit	19,548	47.2%	17,185	47.4%	13.8%	5.0%	38,092	46.8%	33,250	46.9%	14.6%	4.9%
Operating expenses	13,404	32.4%	12,197	33.6%	9.9%		26,865	33.0%	23,870	33.7%	12.5%
Other operative expenses, net	302	0.7%	(24)	-0.1%	-1358.3%		360	0.4%	227	0.3%	58.6%
Operative equity method (gain) loss in associates(4)(5)	100	0.2%	(130)	-0.4%	-176.9%		166	0.2%	(148)	-0.2%	-212.2%
Operating income (6)	5,742	13.9%	5,142	14.2%	11.7%	6.6%	10,701	13.1%	9,301	13.1%	15.1%	7.7%
Other non operative expenses, net	75	0.2%	124	0.3%	-39.7%		57	0.1%	180	0.3%	-68.3%
Non Operating equity method (gain) loss in associates(7)	(63)	-0.2%	(40)	-0.1%	56.1%		(71)	-0.1%	(63)	-0.1%	12.3%
Interest expense	1,416		675		109.8%		2,852		1,192		139.3%
Interest income	82		112		-26.8%		318		217		46.5%
Interest expense, net	1,334		563		136.9%		2,534		975		159.9%
Foreign exchange loss (gain)	(107)		391		-127.4%		(53)		157		-133.8%
Loss (gain) on monetary position in Inflationary subsidiries	404		166		143.4%		538		202		1.7
Market value (gain) loss on ineffective portion of
derivative instruments	(22)		(33)		-33.3%		(161)		14		-1250.0%
Comprehensive financing result	1,609		1,087		48.0%		2,858		1,348		112.0%
Income before taxes	4,121		3,971		3.8%		7,857		7,836		0.3%
Income taxes	1,439		1,128		27.6%		2,696		2,438		10.6%
Consolidated net income	2,682		2,843		-5.7%		5,161		5,398		-4.4%
Net income attributable to equity holders of the Company	2,679	6.5%	2,807	7.7%	-4.6%		5,076	6.2%	5,280	7.5%	-3.9%
Non-controlling interest	3		36		-91.7%		85		118		-28.0%
Operating income (6)	5,742	13.9%	5,142	14.2%	11.7%	6.6%	10,701	13.1%	9,301	13.1%	15.1%	7.7%
Depreciation	1,704		1,513		12.6%		3,318		2,948		12.6%
Amortization and other operative non-cash charges	796		20		3880.0%		1,191		321		271.0%
Operative cash flow (6)(8)	8,242	19.9%	6,675	18.4%	23.5%	17.4%	15,210	18.7%	12,570	17.7%	21.0%	13.2%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.
(3) Includes total revenues of Ps. 16,805 million from our Mexican operation and Ps. 9,686 million from our Brazilian operation.
(4) Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line.
(6) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.
(9) Excluding M&A effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures.

We believe this measure allows us to provide investors and other market participants with a betterrepresentation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

As of June 2013, we integrated Grupo Yoli in our Mexican operation.
As of September 2013, we integrated Fluminense in our Brazilian operation.
As of November 2013, we integrated Spaipa in our Brazilian operation.

July 23, 2014	Page 8

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets		Jun-14		Dec-13
Current Assets
Cash, cash equivalents and marketable securities	Ps.	19,235	Ps.	15,306
Total accounts receivable		8,173		9,958
Inventories		8,972		9,130
Other current assets		7,819		8,837
Total current assets		44,199		43,231
Property, plant and equipment
Property, plant and equipment		86,041		86,961
Accumulated depreciation		(34,867)		(35,176)
Total property, plant and equipment, net		51,174		51,785
Other non-current assets (2)		123,290		121,649
Total Assets	Ps.	218,663	Ps.	216,665

Liabilities and Equity		Jun-14		Dec-13
Current Liabilities
Short-term bank loans and notes payable	Ps.	1,928	Ps.	3,586
Suppliers		15,921		16,220
Other current liabilities		16,643		12,592
Total Current Liabilities		34,492		32,398
Long-term bank loans and notes payable		58,338		56,875
Other long-term liabilities		11,927		10,239
Total Liabilities		104,757		99,512
Equity
Non-controlling interest		4,296		4,042
Total controlling interest		109,610		113,111
Total equity (1)		113,906		117,153
Total Liabilities and Equity	Ps.	218,663	Ps.	216,665

(1) Includes the effect originated by using the state-run SICAD exchange rate of 10.60 bolivar per U.S. dollar as of June 30, 2014.
(2) Includes the Rights to produce and distribute Coca-Cola trademark products, Goodwill and Investments in associates and joint ventures.

July 23, 2014	Page 9

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	2Q 14	% Rev	2Q 13	% Rev	Reported Δ%	Excluding M&A Effects Δ%(7)	YTD 14	% Rev	YTD 13	% Rev	Reported Δ%	Excluding M&A Effects Δ%(7)
Volume (million unit cases)	506.8		523.4		-3.2%	-6.6%	948.1		959.6		-1.2%	-5.3%
Average price per unit case	37.52		35.60		5.4%	5.1%	37.20		35.69		4.2%	3.8%
Net revenues	19,012		18,631		2.0%		35,266		34,251		3.0%
Other operating revenues	35		83		-57.8%		41		164		-75.0%
Total revenues (2)	19,047	100.0%	18,714	100.0%	1.8%	-2.1%	35,307	100.0%	34,415	100.0%	2.6%	-2.1%
Cost of goods sold	9,198	48.3%	9,407	50.3%	-2.2%		17,354	49.2%	17,453	50.7%	-0.6%
Gross profit	9,849	51.7%	9,307	49.7%	5.8%	2.2%	17,953	50.8%	16,962	49.3%	5.8%	1.6%
Operating expenses	6,232	32.7%	6,068	32.4%	2.7%		12,002	34.0%	11,402	33.1%	5.3%
Other operative expenses, net	112	0.6%	15	0.1%	646.7%		142	0.4%	87	0.3%	63.2%
Operative equity method (gain) loss in associates (3)(4)	135	0.7%	(128)	-0.7%	-205.5%		229	0.6%	(135)	-0.4%	-269.6%
Operating income (5)	3,370	17.7%	3,352	17.9%	0.5%	-1.2%	5,580	15.8%	5,608	16.3%	-0.5%	-2.2%
Depreciation, amortization & other operative non-cash charges	1,310	6.9%	818	4.4%	60.1%		2,377	6.7%	1,643	4.8%	44.7%
Operative cash flow (5)(6)	4,680	24.6%	4,170	22.3%	12.2%	10.1%	7,957	22.5%	7,251	21.1%	9.7%	7.3%

(1) Except volume and average price per unit case figures.
(2) Includes total revenues of Ps. 16,805 million from our Mexican operation.
(3) Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines, Inc. and Estrella Azul, among others.
(4) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line.
(5) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operative cash flow = Operating income + Depreciation, amortization & other operative non-cash charges.
(7) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures.

We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

As of June 2013, we integrated Grupo Yoli in our Mexican operation.

South America Division
Expressed in millions of Mexican pesos(1)

	2Q 14	% Rev	2Q 13	% Rev	Δ%	Excluding M&A Effects Δ%(7)	YTD 14	% Rev	YTD 13	% Rev	Δ%	Excluding M&A Effects Δ%(7)
Volume (million unit cases) (2)	338.9		273.3		24.0%	4.4%	716.9		567.7		26.3%	5.0%
Average price per unit case (2)	61.35		60.89		0.8%	5.0%	59.62		60.85		-2.0%	-1.8%
Net revenues	22,343		17,457		28.0%		46,008		36,210		27.1%
Other operating revenues	43		89		-51.7%		97		227		-57.3%
Total revenues (3)	22,386	100.0%	17,546	100.0%	27.6%	8.9%	46,105	100.0%	36,437	100.0%	26.5%	6.9%
Cost of goods sold	12,688	56.7%	9,668	55.1%	31.2%		25,966	56.3%	20,149	55.3%	28.9%
Gross profit	9,698	43.3%	7,878	44.9%	23.1%	8.4%	20,139	43.7%	16,288	44.7%	23.6%	8.3%
Operating expenses	7,171	32.0%	6,129	34.9%	17.0%		14,865	32.2%	12,467	34.2%	19.2%
Other operative expenses, net	190	0.8%	(39)	-0.2%	-587.2%		217	0.5%	141	0.4%	54%
Operative equity method (gain) loss in associates (4)	(36)	-0.2%	(2)	0.0%	1700.0%		(63)	-0.1%	(13)	0.0%	384.6%
Operating income (5)	2,373	10.6%	1,790	10.2%	32.6%	21.1%	5,120	11.1%	3,693	10.1%	38.6%	22.7%
Depreciation, amortization & other operative non-cash charges	1,189	5.3%	715	4.1%	66.3%		2,133	4.6%	1,626	4.5%	31.2%
Operative cash flow (5)(6)	3,562	15.9%	2,505	14.3%	42.2%	29.5%	7,253	15.7%	5,319	14.6%	36.4%	21.3%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Includes total revenues of Ps. 9,686 million from our Brazilian operation.
(4) Includes equity method in Leao Alimentos, among others.
(5) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.
(7) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures.

We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

As of September 2013, we integrated Fluminense in our Brazilian operation.
As of November 2013, we integrated Spaipa in our Brazilian operation.

July 23, 2014	Page 10

SELECTED INFORMATION

For the three months ended June 30, 2014 and 2013

Expressed in millions of Mexican pesos.

					2Q 14					2Q 13
	Capex				2,415.9	Capex				2,347.3
	Depreciation				1,704.0	Depreciation				1,513.0
	Amortization & Other operative non-cash charges				796.0	Amortization & Other operative non-cash charges				20.0

VOLUME
Expressed in million unit cases

	2Q 14					2Q 13
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	333.3	27.7	80.3	23.1	464.4	342.5	28.2	87.4	25.8	483.9
Central America	35.6	2.4	0.1	4.3	42.4	33.1	2.1	0.1	4.2	39.5
Mexico & Central America	368.9	30.1	80.4	27.4	506.8	375.6	30.3	87.5	30.0	523.4
Colombia	53.5	5.9	6.8	7.4	73.5	47.9	5.6	7.3	5.2	66.0
Venezuela	49.9	2.7	0.2	4.4	57.2	47.1	2.5	0.7	3.3	53.6
Argentina	41.7	3.5	0.1	2.1	47.4	42.8	3.3	0.1	2.2	48.4
Brazil	143.4	7.9	1.0	8.4	160.7	94.1	5.0	0.6	5.6	105.3
South America	288.5	19.9	8.2	22.2	338.9	231.9	16.4	8.7	16.3	273.3
Total	657.4	50.0	88.6	49.6	845.6	607.5	46.7	96.2	46.3	796.7

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

ORGANIC VOLUME (1)
Expressed in million unit cases

	2Q 14					2Q 13
	Sparkling	Water (2)	Bulk Water (3)	Still	Total	Sparkling	Water (2)	Bulk Water (3)	Still	Total
Mexico Organic	318.5	25.4	80.2	22.4	446.7	342.5	28.2	87.4	25.8	483.9
Mexico & Central America Organic	354.2	27.8	80.3	26.7	489.0	375.6	30.3	87.5	30.0	523.4
Brazil Organic	94.9	5.7	0.7	5.7	107.0	94.1	5.0	0.6	5.6	105.3
South America Organic	240.0	17.8	7.9	19.6	285.3	231.9	16.4	8.7	16.3	273.3
Total Organic	594.2	45.6	88.2	46.3	774.3	607.5	46.7	96.2	46.3	796.7
(1) Excludes volume from Yoli for the months of April, 2014 and May, 2014 and Fluminense and Spaipa for 2Q'14
(2) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(3) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

July 23, 2014	Page 11

SELECTED INFORMATION

For the six months ended June 30, 2014 and 2013

Expressed in millions of Mexican pesos.

					YTD 14					YTD 13
	Capex				4,048.0	Capex				4,591.3
	Depreciation				3,318.0	Depreciation				2,948.0
	Amortization & Other operative non-cash charges				1,191.0	Amortization & Other operative non-cash charges				321.0

VOLUME
Expressed in million unit cases

	YTD 14					YTD 13
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	618.4	52.4	151.3	45.3	867.4	625.7	49.5	159.6	47.7	882.5
Central America	67.6	4.7	0.2	8.2	80.7	64.4	4.3	0.2	8.2	77.1
Mexico & Central America	686.0	57.1	151.5	53.5	948.1	690.1	53.8	159.8	55.9	959.6
Colombia	103.5	11.3	14.4	14.1	143.1	95.1	11.0	14.7	9.6	130.4
Venezuela	100.7	6.3	1.1	9.4	117.5	94.3	5.2	1.4	7.2	108.1
Argentina	92.3	7.9	0.2	4.6	105.0	94.4	7.5	0.2	4.5	106.6
Brazil	309.3	20.7	2.6	18.6	351.2	197.8	11.5	1.6	11.7	222.6
South America	605.7	46.2	18.2	46.7	716.9	481.6	35.2	17.9	33.0	567.7
Total	1,291.7	103.3	169.7	100.3	1,665.0	1,171.7	89.0	177.7	88.9	1,527.3

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

ORGANIC VOLUME (1)
Expressed in million unit cases

	YTD 14					YTD 13
	Sparkling	Water (2)	Bulk Water (3)	Still	Total	Sparkling	Water (2)	Bulk Water (3)	Still	Total
Mexico Organic	585.6	47.4	151.1	43.6	827.7	625.7	49.5	159.6	47.7	882.5
Mexico & Central America Organic	653.2	52.1	151.3	51.8	908.4	690.1	53.8	159.8	55.9	959.6
Brazil Organic	201.4	15.0	1.7	12.5	230.6	197.8	11.5	1.6	11.7	222.6
South America Organic	497.8	40.5	17.4	40.6	596.3	481.6	35.2	17.9	33.0	567.7
Total Organic	1,151.0	92.6	168.7	92.4	1,504.7	1,171.7	89.0	177.7	88.9	1,527.3
(1) Excludes volume from Yoli as of January, 2014 through May, 2014 and Fluminense and Spaipa as of January, 2014 through June, 2014
(2) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(3) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

July 23, 2014	Page 12

Macroeconomic Information

		Inflation (1)
		LTM	2Q 2014	YTD

	Mexico	3.75%	-0.33%	1.09%
	Colombia	2.79%	1.04%	2.57%
	Venezuela(2)	62.14%	17.87%	29.75%
	Brazil	6.52%	1.54%	3.75%
	Argentina	21.88%	4.58%	15.01%

	(1) Source: inflation is published by the Central Bank of each country.
	(2) Inflation based on unofficial publications as of July 22, 2014.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	2Q 14	2Q 13	Δ%	YTD 14	YTD 13	Δ%

Mexico	13.0030	12.4684	4.3%	13.1193	12.5639	4.4%
Guatemala	7.7635	7.8004	-0.5%	7.7722	7.8209	-0.6%
Nicaragua	25.7967	24.5682	5.0%	25.6416	24.4205	5.0%
Costa Rica	557.3435	504.5097	10.5%	545.3068	505.2865	7.9%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,914.3174	1,863.1919	2.7%	1,961.1878	1,826.8259	7.4%
Venezuela	10.0778	6.3000	60.0%	8.9770	5.8238	54.1%
Brazil	2.2297	2.0700	7.7%	2.2969	2.0329	13.0%
Argentina	8.0565	5.2417	53.7%	7.8415	5.1281	52.9%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)			Exchange Rate (local currency per USD)
	June 14	June 13	Δ%	Mar 14	Mar 13	Δ%

Mexico	13.0323	13.0235	0.1%	13.0837	12.3546	5.9%
Guatemala	7.7786	7.8330	-0.7%	7.7278	7.7774	-0.6%
Nicaragua	25.9521	24.7163	5.0%	25.6384	24.4175	5.0%
Costa Rica	548.6600	504.5300	8.7%	553.6300	504.6500	9.7%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,881.1900	1,929.0000	-2.5%	1,965.3200	1,832.2000	7.3%
Venezuela	10.6000	6.3000	68.3%	10.7000	6.3000	69.8%
Brazil	2.2025	2.2156	-0.6%	2.2630	2.0138	12.4%
Argentina	8.1330	5.3880	50.9%	8.0020	5.1220	56.2%

July 23, 2014	Page 13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: July 23, 2014